UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41324

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

As previously reported by Australian Oilseeds Holdings Limited (the “Company”), on August 22, 2025, the Company received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) that a Nasdaq Hearings Panel (the “Panel”) has determined to grant the request of the Company to continue its listing on Nasdaq for the period and subject to specified conditions. The Panel granted the Company an extension to regain compliance with continued listing requirements and demonstrate long-term compliance with Nasdaq Listing Rule 5450(b)(1)(A) (the “Equity Rule”) (which requires listed issuers to maintain minimum stockholders’ equity of $2.5 million).

Specifically, the Panel provided the Company until September 30, 2025 to demonstrate compliance with the Equity Rule by filing a timely public disclosure describing the transactions undertaken by the Company to achieve compliance and demonstrate long-term compliance with the Equity Rule, and by providing an indication of its equity following those transactions. The Company may do so by including in the public filing a balance sheet with pro forma adjustments for any significant transactions or events occurring on or before the report date.

On September 30, 2025, the Company filed its Interim Balance Sheet dated June 30, 2025 on Form 6-K, which contained its pro forma adjustments to demonstrate compliance with the Equity Rule. Shareholder’s equity as of June 30, 2025 as per the Company’s unaudited balance sheet is AUD 4,721,826, which is equivalent to USD 3,166,405 (current exchange rate AUD/USD 0.66). As per Company’s unaudited balance sheet as on August 31, 2025 shareholder’s equity is AUD 4,946,009, which is equivalent to USD 3,264,366.

This Form 6-K supplements the Form 6-K filed on September 30, 2025, to provide the Company’s interim balance sheet as of August 31, 2025.

AUSTRALIAN OILSEEDS HOLDINGS LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT AUGUST 31, 2025 AND JUNE 30, 2025, AND JUNE 30, 2024

	UNAUDITED	UNAUDITED	AUDITED
	AUG 2025	JUN 2025	JUN 2024
	AUD$	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	911,879	2,309,303	514,140
Trade and other receivables	4,538,269	5,330,181	4,470,101
Related party loans receivable	633,773	633,773	-
Inventories	5,678,333	5,897,651	6,202,160
Prepayment of seed purchase	-	-	-
Other current assets	950,104	1,339,160	201,830
TOTAL CURRENT ASSETS	12,712,358	15,510,068	11,388,231
NON-CURRENT ASSETS
Investments in associates	-	-	-
Property, plant and equipment	15,653,884	15,646,308	14,617,513
Right-of-use asset	911,364	925,364	944,420
Other assets	-	-	429,841
Deferred tax assets	34,270	34,270	34,270
Intangible assets	2,582,495	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS	19,182,013	19,188,437	18,608,539
TOTAL ASSETS	31,894,371	34,698,505	29,996,770
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	11,336,573	12,744,630	10,455,684
Borrowings	5,243,568	6,472,136	978,574
Lease liability, current	89,109	89,109	89,109
Income Tax liabilities	-	-	128,927
Related party loans	5,868,049	5,880,571	4,111,661
Convertible note, net of discount	1,063,112	1,441,900	1,181,953
Warrant liabilities	180,918	180,918	238,613
Promissory note – related party, current	1,532,284	1,538,322	968,216
Employee benefits	150,799	150,799	201,024
TOTAL CURRENT LIABILITIES	25,464,412	28,498,385	18,353,761
NON-CURRENT LIABILITIES
Borrowings	-	-	5,051,910
Promissory note - related party, non-current	-	-	273,676
Lease liability, non-current	790,235	790,235	879,347
Related party loans	693,715	688,059	4,530,507
TOTAL NON-CURRENT LIABILITIES	1,483,950	1,478,294	10,735,440
TOTAL LIABILITIES	26,948,362	29,976,679	29,089,201
NET ASSETS	4,946,009	4,721,826	907,569
EQUITY
Share capital	4,093	4,029	3,562
Share premium	22,671,663	22,292,939	17,064,658
Foreign currency translation reserve	(19,968)	(19,968	-
(Accumulated losses) Retained earnings	(19,487,867)	(19,179,244)	(17,950,222
Total (deficit) equity attributable to equity holders of the Company	3,167,921	3,097,756)	(882,002
Non-controlling interest	1,778,088	1,624,071	1,789,571
TOTAL EQUITY	4,946,009	4,721,826	907,569

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “expects,” “intends,” “plans,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including meeting Nasdaq compliance standards and other Nasdaq requirements and conditions for listing. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australian Oilseeds Holdings Limited

Date:	October 2, 2025	By:	/s/ Gary Seaton
		Name:	Gary Seaton
		Title:	Chief Executive Officer and Director